EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016 AND 2015
(Expressed in Canadian Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of Canadian dollars)

		September 30,	December 31,
	Note	2016	2015

ASSETS

Current assets
Cash and cash equivalents		$234,131	$387,925
Receivables and other	3	17,971	20,406
		252,102	408,331
Non-current assets
Mineral properties, plant and equipment	4	1,470,081	1,021,415
Other assets	6	34,228	41,504
Restricted cash		12,590	8,495
		1,516,899	1,071,414
Total assets		$1,769,001	$1,479,745

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5	$98,831	$48,004
Flow-through share premium	8	50	-
		98,881	48,004
Non-current liabilities
Long-term debt	6	536,321	428,829
Decommissioning and restoration provision	7	13,666	7,253
Deferred income tax		1,871	28,018
		650,739	512,104

EQUITY

Share capital	8	1,206,339	986,579
Contributed surplus	8	57,218	57,369
Deficit		(145,295)	(76,307)
		1,118,262	967,641
Total liabilities and equity		$1,769,001	$1,479,745

Contingencies	11

On behalf of the Board:
“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell (Chairman of Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in thousands of Canadian dollars, except for share data)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2016	2015	2016	2015

EXPENSES

Share-based compensation	8	$1,671	$780	$5,353	$4,479
Salaries		718	665	2,395	2,192
Investor relations		346	266	1,199	873
Office		285	316	1,063	919
Professional fees		304	129	819	462
Listing and filing fees		199	11	596	323
Insurance		130	133	393	364
Travel and accommodation		122	88	367	328
Amortization	4	36	29	102	56
Gain on sale of equipment		-	(47)	-	(47)

Operating loss		(3,811)	(2,370)	(12,287)	(9,949)

Foreign exchange gain (loss)		(235)	2,159	5,766	2,740
Interest income		494	134	1,184	647
Financing and interest costs		(43)	(148)	(79)	(148)
Accretion of decommissioning and restoration provision	7	(81)	(30)	(191)	(55)
Loss on financial instruments at fair value	6	(22,186)	(2,853)	(87,489)	(2,853)

Loss before taxes		(25,862)	(3,108)	(93,096)	(9,618)

Deferred income tax recovery (expense)		6,137	(227)	24,108	327

Net loss and comprehensive loss for the period		$(19,725)	$(3,335)	$(68,988)	$(9,291)

Basic and diluted loss per common share		$(0.11)	$(0.02)	$(0.40)	$(0.07)

Weighted average number of common shares outstanding		178,932,680	134,245,920	170,434,634	132,242,718

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of Canadian dollars)

		For the nine months ended
		September 30,	September 30,
	Note	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period		$(68,988)	$(9,291)
Items not affecting cash:
Accretion of decommissioning and restoration provision		191	55
Amortization		102	56
Loss on financial instruments at fair value	6	87,489	2,853
Deferred income tax recovery		(24,108)	(327)
Gain on sale of equipment		-	(47)
Share-based compensation	8	5,353	4,479
Unrealized foreign exchange gain		(6,130)	(2,836)
Changes in non-cash working capital items:
Receivables and other		(1,065)	157
Accounts payable and accrued liabilities		(1,303)	(332)
Net cash used in operating activities		(8,459)	(5,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from credit facility, net		-	192,291
Proceeds from stream financing		-	198,750
Common shares issued	8	200,451	159,126
Share issue costs		(11,183)	(4,591)
Proceeds from exercise of stock options		18,283	1,289
Net cash generated by financing activities		207,551	546,865

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	4	(345,528)	(124,120)
Mineral recoveries	4	-	210
Proceeds from sale of equipment		-	121
Restricted cash		(4,095)	(3,721)
Net cash used in investing activities		(349,623)	(127,510)

Change in cash and cash equivalents for the period		(150,531)	414,122

Cash and cash equivalents, beginning of the period		387,925	34,495
Effect of foreign exchange rate changes on cash and cash equivalents		(3,263)	4,616
Cash and cash equivalents, end of the period		$234,131	$453,233

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of Canadian dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Deficit	Total
Balance - December 31, 2014		116,828,081	$795,034	$59,970	$(75,773)	$779,231

Shares issued under private placement		23,430,324	152,126	-	-	152,126

Shares issued under flow-through agreement		800,000	5,968	-	-	5,968

Share issue costs		-	(4,591)	-	-	(4,591)

Deferred income tax on share issue costs		-	1,194	-	-	1,194

Shares issued upon exercise of options		216,250	2,000	(711)	-	1,289

Value assigned to options vested		-	-	7,319	-	7,319

Loss for the period		-	-	-	(9,291)	(9,291)

Balance - September 30, 2015		141,274,655	$951,731	$66,578	$(85,064)	$933,245

Balance - December 31, 2015		145,068,405	$986,579	$57,369	$(76,307)	$967,641

Shares issued under marketed offering	8	31,935,065	195,447	-	-	195,447

Shares issued under flow-through agreement	8	437,000	4,117			4,117

Share issue costs	8	-	(11,183)	-	-	(11,183)

Deferred income tax on share issue costs		-	2,877	-	-	2,877

Shares issued upon exercise of options	8	2,139,525	27,437	(9,154)	-	18,283

Value assigned to options vested	8	-	-	10,068	-	10,068

Shares issued upon settlement of restricted share units	8	141,057	1,065	(1,065)	-	-

Loss for the period		-	-	-	(68,988)	(68,988)

Balance - September 30, 2016		179,721,052	$1,206,339	$57,218	$(145,295)	$1,118,262

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack and Snowfield Projects located in Northwest British Columbia, Canada. The Company is in the process of developing the Brucejack Project and exploring the Snowfield Project.

The Company’s continuing operations and the underlying value and recoverability of the amount shown for mineral properties, plant and equipment is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete exploration and development, the ability to obtain the necessary permits to advance exploration and evaluation assets, and future profitable production or proceeds from the disposition of the projects.

2.
SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies and methods of application in these financial statements are consistent with those applied by the Company in its most recent annual consolidated financial statements. Accordingly, these financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These condensed consolidated interim financial statements are expressed in thousands of Canadian dollars (unless otherwise stated) which is the Company’s functional currency.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 3, 2016.

Critical accounting estimates and judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying its accounting policies. Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of these condensed consolidated interim financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

●
Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2016.

●
Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts and estimated project economics. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of September 30, 2016.

●
Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 10 for further details on the methods and assumptions associated with the valuation of the elements of the construction financing.

3.
RECEIVABLES AND OTHER

	September 30,	December 31,
	2016	2015

Taxes receivable	$8,067	$4,790
BC Mineral Exploration Tax Credit receivable	6,406	13,207
Prepayments and deposits	3,367	2,386
Other receivables	131	23
	$17,971	$20,406

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

4.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, beginning of period	$513,306	$175,247	$20,337	$319,216	$1,028,106
Additions	-	443,537	3,761	5,242	452,540
Transfer from construction in
progress to plant and equipment	-	(3,900)	3,900	-	-
Balance, end of period	$513,306	$614,884	$27,998	$324,458	$1,480,646

Accumulated depreciation and depletion
Balance, beginning of period	$-	$-	$6,691	$-	$6,691
Amortization and depletion	-	-	3,874	-	3,874
Balance, end of period	$-	$-	$10,565	$-	$10,565

Net book value - September 30, 2016	$513,306	$614,884	$17,433	$324,458	$1,470,081

Mineral properties

Mineral properties consist solely of the Brucejack Project. The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Project. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Plant and equipment

During the nine months ended September 30, 2016, $102 (2015 - $56) of amortization was recognized in the statement of loss and $3,772 (2015 - $1,706) was capitalized within construction in progress.

5.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2016	2015

Trade payables	$59,343	$27,436
Accrued liabilities	38,520	20,501
Restricted share unit liability	968	67
	$98,831	$48,004

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

6.
LONG-TERM DEBT

As at September 30, 2016, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2015	$177,301	$64,706	$186,822	$428,829
Interest expense including amortization of discount	18,028	-	-	18,028
Loss on financial instruments at fair value	-	26,777	72,083	98,860
Foreign exchange gain	(9,396)	-	-	(9,396)
Balance, September 30, 2016	$185,933	$91,483	$258,905	$536,321

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company can borrow up to US$350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

Subsequent advances are available starting six months following the September 21, 2015 closing date and ending 18 months following the closing date. Each subsequent advance shall be for a minimum of US$5,000 and a maximum of US$50,000 and is subject to a 3% arrangement fee at the time of draw. The undrawn portion of the credit facility at September 30, 2016 was US$200,000.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the nine months ended September 30, 2016, the change in fair value of these embedded derivatives was a fair value loss of $7,276 (2015 – $257).

The credit facility, excluding the embedded derivative, is recorded at amortized cost. For the nine months ended September 30, 2016, the Company capitalized $18,028 (2015 - $556) of interest on the credit facility to mineral properties, plant and equipment.

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the Offtake obligation by up to 75% by paying (a) US$11 per remaining ounce effective December 31, 2018 or (b) US$13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

6.
LONG-TERM DEBT (Cont’d)

The Offtake obligation is recorded at fair value at each statement of financial position date. For the nine months ended September 30, 2016, the change in fair value of the Offtake obligation was a fair value loss of $26,777 (2015 - $294).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of US$20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of US$400 per ounce and the gold market price and (b) for silver, the lesser of US$4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for US$237,000 on December 31, 2018 or US$272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of US$150,000.

The stream obligation is recorded at fair value at each statement of financial position date. For the nine months ended September 30, 2016, the change in fair value of the stream obligation was a fair value loss of $72,083 (2015 - $2,884).

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. For the nine months ended September 30, 2016, the Company capitalized $18,647 (2015 - $582) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

7.
DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration and development activities at the Brucejack and Snowfield Projects. The decommissioning and restoration provision is as follows:

	September 30,	December 31,
	2016	2015
Opening balance	$7,253	$2,096
Change in discount rate	1,328	(696)
Change in amount and timing of cash flows	4,894	5,768
Accretion of decommissioning and restoration provision	191	85
Ending balance	$13,666	$7,253

For the nine months ended September 30, 2016, the provision increased due to continued development of the Brucejack Project. The Company used an inflation rate of 1.9% (2015 – 1.9%) and a discount rate of 1.9% (2015 – 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $13,623 (2015 - $8,062).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

8.
CAPITAL AND RESERVES

(a)
Authorized share capital

At September 30, 2016, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On March 1, 2016, the Company completed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for aggregate gross proceeds of $174,288 (US$129,999) which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares. As a result of this offering, the Company entered into additional subscription agreements with shareholders who wished to maintain their respective pro-rata interest in the Company. Thus, on March 31, 2016, the Company issued an additional 3,539,755 common shares at US$4.58 per share for gross proceeds of $21,029 (US$16,212). The combined gross proceeds of these two offerings was $195,317 (US$146,211), before share issue costs of $11,095.

On June 22, 2016, the Company completed a private placement of 437,000 flow-through common shares at a price of $11.45 per flow-through share for gross proceeds of $5,004. The Company bifurcated the gross proceeds between share capital of $4,117 and flow-through share premium of $887. As a result of this private placement, the Company entered into an additional subscription agreement with a shareholder who wished to maintain their respective pro-rata interest in the Company. Thus, on June 30, 2016, the Company issued an additional 11,310 common shares at $11.45 per share for gross proceeds of $130. The combined gross proceeds of these two offerings was $5,134, before share issue costs of $88.

(b)
Share Option Plan

The following table summarizes the changes in stock options for the nine months ended September 30:

	2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1,	9,442,950	$9.23	10,810,950	$8.48
Granted	850,000	7.63	1,556,000	8.23
Exercised	(2,139,525)	8.58	(216,250)	5.96
Expired / forfeited	(927,500)	10.34	(135,750)	12.12
Outstanding, September 30,	7,225,925	$9.09	12,014,950	$8.44

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

8.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2016:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 - $7.99	3,647,625	3.25	2,781,375	6.55
$8.00 - $9.99	1,248,300	3.15	1,173,300	8.72
$10.00 - $11.99	880,000	0.72	805,000	11.75
$12.00 - $13.99	1,270,000	1.16	1,270,000	13.69
$14.00 - $15.99	60,000	3.41	30,000	14.84
$16.00 - $17.99	120,000	0.33	120,000	16.49
Outstanding, September 30, 2016	7,225,925	2.51	$6,179,675	9.34

The total share option compensation expense for the nine months ended September 30, 2016 was $7,033 (2015 - $7,319) of which $2,377 (2015 - $4,181) has been expensed in the statement of loss and $4,656 (2015 - $3,138) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine months ended September 30, 2016 and 2015 using the Black-Scholes option pricing model:

	For the nine months ended
	September 30, 2016	September 30, 2015
Risk-free interest rate	0.57%	1.02%
Expected volatility	63.65%	66.80%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

8.
CAPITAL AND RESERVES (Cont’d)

(c)
Restricted Share Unit (“RSU”) Plans

2014 RSU Plan

The following table summarizes the changes in the 2014 RSU’s for the nine months ended September 30, 2016 and 2015:

	2016		2015
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1,	215,698	$7.01	330,992	$6.84
Granted	-	-	-	-
Settled	(3,088)	14.83	(1,433)	8.24
Forfeited	(36,386)	8.30	(6,023)	8.24
Outstanding, September 30,	176,224	$13.74	323,536	$7.82

At September 30, 2016, a liability of $968 (2015 - $723) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2016, $511 (2015 - $298) has been recorded to share-based compensation expense and $436 (2015 - $375) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan

On May 12, 2016, the 2015 RSU Plan was approved by shareholders of the Company. Under the 2015 RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors. As the Company does not have a present obligation to settle in cash, the awards were treated as equity-settled instruments and measured at fair value at the date of grant and recorded in contributed surplus. The associated compensation cost is recorded in share-based compensation expense unless directly attributable to mineral properties, plant and equipment.

The following table summarizes the changes in the 2015 RSU’s for the nine months ended September 30:

	2016		2015
	Number of RSU's	Weighted average fair value	Number of RSU's	Weighted average fair value
Outstanding, January 1,	861,344	$7.01	-	$-
Granted	-	-	-	-
Settled	(141,057)	14.15	-	-
Forfeited	(132,747)	8.91	-	-
Outstanding, September 30,	587,540	$13.74	-	$-

The total compensation expense for the nine months ended September 30, 2016 was $3,035 (2015 - nil) of which $2,465 (2015 - nil) has been recorded to share-based compensation expense and $570 (2015 - nil) has been capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

9.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Chairman and CEO, its President, its Chief Operating Officer (its “COO”) and Vice President, its Chief Financial Officer and Chief Exploration Officer and Vice President. On February 16, 2016, the COO left the Company.

Directors and key management compensation:

	For the nine months ended
	September 30,	September 30,
	2016	2015
Salaries, benefits and management fees	$3,191	$1,710
Share-based compensation	4,604	5,312
	$7,795	$7,022

10.
FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Each of these financial instruments are classified as Level 3 as their valuation includes significant unobservable inputs.

	September 30,	December 31,
	2016	2015
Assets
Financial assets at fair value through profit or loss
Embedded derivatives under the senior secured term credit facility	$2,698	$9,974
	$2,698	$9,974

Liabilities
Financial liabilities at fair value through profit or loss
Offtake obligation	$91,483	$64,706
Stream obligation	258,905	186,822
	$350,388	$251,528

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

10.
FAIR VALUE MEASUREMENTS (Cont’d)

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate, the Company’s and lender’s credit spread and foreign exchange rates.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices, risk-free rate of return and spot USD/CAD foreign exchange rates.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

11.
CONTINGENCIES
a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”). The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

In an amended pleading in the Wong Action, $60 million in general damages are claimed. The proposed class period in the Wong Action is between July 23, 2013 and October 21, 2013, and the proposed class includes persons, wherever they reside, who acquired the Company’s securities during the class period.

A motion by the plaintiff in the Wong Action seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act will be heard February 15 and 16, 2017.

The Tahzibi Action claims $250 million in general damages. On June 6, 2016, the Company filed a motion to discontinue the Tahzibi Action.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions. The Company has not accrued any amounts for these class actions.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Expressed in thousands of Canadian dollars, except for share data)

11.
CONTINGENCIES (Cont’d)

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.